Filed by Ostex International, Inc.
Pursuant to Rule 165 and Rule 425
under the Securities Act of 1933

Subject Company: Ostex International, Inc.
Commission File No. 0-25250

        Certain matters discussed in this filing contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially due to numerous factors, including without limitation the ability to satisfy the conditions to the consummation of the proposed merger between Inverness Medical Innovations, Inc. ("Inverness") and Ostex International, Inc. ("Ostex"), the timing and content of approvals and consents relating to the merger, including consents of the lenders of Inverness necessary to consummate the proposed merger, and other factors relating to Ostex' business, including product demand, pricing, maintaining and increasing Ostex' customer base, market acceptance of the Osteomark® NTx tests, changing economic conditions which may affect potential financing sources, the actions of competitors, patent-related actions, the effect of Ostex' accounting policies, regulatory requirements for the Ostex' products, product development, manufacturing performance and other risks and uncertainties described in Ostex' current and periodic reports filed with the Securities and Exchange Commission (the "Commission"), including Ostex' Annual Report on Form 10-K for the year ended December 31, 2002, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2003. Ostex does not undertake any obligation to update any forward-looking statements.

        Inverness has filed documents concerning the proposed merger with the Commission including a registration statement on Form S-4 (file no. 333-101078) containing a proxy statement/prospectus. WE URGE INVESTORS TO READ THE DOCUMENTS FILED BY INVERNESS AND OSTEX, INCLUDING, MOST PARTICULARLY, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS FILED ON APRIL 25, 2003, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors may obtain the proxy statement/prospectus and other documents that have been filed by Inverness and Ostex with the Commission free of charge at the Commission's website (http://www.sec.gov) or by directing a request to Inverness Medical Innovations, Inc., 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453, Attn: Corporate Secretary, telephone (781) 647-3900, or Ostex International, Inc., 2203 Airport Way South, Suite 400, Seattle, Washington 98134, Attn: Corporate Secretary, telephone (206) 292-8082.

        The following is a letter issued by Ostex to shareholders of record as of April 22, 2003, regarding the Special Meeting of Shareholders to be held on June 20, 2003 to consider and vote on the proposed merger with Inverness.

I M P O R T A N T    R E M I N D E R

SPECIAL MEETING OF SHAREHOLDERS
JUNE 20, 2003

Dear Shareholder:

        We have previously mailed to you proxy materials for the upcoming Special Meeting of Shareholders of Ostex International, Inc. to be held on Friday, June 20, 2003.

        As a shareholder, you are being asked to consider and vote on the proposed merger with Inverness Medical Innovations, Inc. at this meeting. Your Board of Directors believes the proposal is advisable and fair to, and in the best interests of, Ostex and its shareholders and unanimously recommends you vote "FOR" adoption of the proposal.

        Regardless of the number of shares that you own, it is important that your shares are represented at the meeting. Adoption of the proposal requires an affirmative vote of two-thirds of the outstanding shares, and non-votes and abstentions will have the effect of a vote against the proposal.

        Our records indicate that we have not received your voting instructions. If you have not previously mailed your proxy card, please send us your instructions by signing and returning the enclosed duplicate proxy card in the accompanying prepaid return envelope.

        If you have recently mailed your proxy card, please disregard this letter and accept our thanks.

Very truly yours,
Thomas A. Bologna Chairman, President and Chief Executive Officer